

June 14, 2012

<u>Via E-mail</u>
John B. Ramil
President and Chief Executive Officer
TECO Energy, Inc.
TECO Plaza
702 N. Franklin Street
Tampa, Florida 33602

      Re: TECO Energy, Inc.
              Tampa Electric Company
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              File Nos. 1-08180 and 1-05007

Dear Mr. Ramil:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data, page 82</u>

<u>Notes to Consolidated Financial Statements, page 91</u>

<u>Note 12. Commitments and Contingencies, page 116</u>

1. We note the disclosure in your filing related to the Potentially Responsible Party Notification and the Environmental Protection Agency Administrative Order that the scope and extent of your potential liability related to these matters have not been determined. Please note that when a loss contingency exists, ASC 450-20-25-1

contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency for each of these matters, please tell us what consideration you gave to making an assessment as to where the loss falls within the range of likelihood. Alternatively, please make the required assessment for each of your current loss contingencies, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to each current loss contingency. We note similar disclosure within the financial statement footnotes of Tampa Electric Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief